Filed by Regions Financial Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

            Subject Company: AmSouth Bancorporation (Commission File No. 1-7476)


FORWARD-LOOKING STATEMENTS

These documents contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the "Merger") including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions Financial and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions Financial and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in these documents.


ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
The proposed Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's website (http://www.sec.gov).
You will also be able to obtain these documents, free of charge, by accessing Regions Financial's website (http://www.Regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's website (http://www.AmSouth.com) under the tab "About AmSouth", then under the tab "Investor Relations" and then under the heading "SEC Filings".


The following is a transcript of an investor conference call held on May 25, 2006:

--------------------------------------------------------------------------------
OPERATOR


Good day, ladies and gentlemen, and welcome to the Regions/AmSouth merger conference call. My name is Gregory and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session toward the end of today's conference. (OPERATOR INSTRUCTIONS).

And I would now like to turn the presentation over to your host for today's call, Mr. List Underwood. Please proceed, sir.


--------------------------------------------------------------------------------
 LIST UNDERWOOD  - AMSOUTH - HEAD OF IR

Thank you, operator, and good morning. Welcome, everyone, to our Regions/AmSouth conference call. We very much appreciate your participation today. My name is List Underwood and I am head of Investor Relations for AmSouth. My counterpart at Regions, Jenifer Kimbrough, is also present.

Participating in the call today are the following executives -- Jack Moore, Chairman, President and Chief Executive Officer of Regions; Bryan Jordan, Chief Financial Officer of Regions; and Dowd Ritter, Chairman, President and Chief Executive Officer of AmSouth.

Before we begin, let me remind you that there will be forward-looking statements made in the call. These forward-looking statements reflect Regions' and AmSouth's current views with respect to future events and financial performance. Actual results could differ substantially and materially from what we have projected. Such statements are made in good faith pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

Please refer to our press release and investor presentations for factors that could affect the accuracy of our expectations or cause our future results to differ materially from those expectations. Our press release and presentations are located in the Investor Relations section of both Regions' and AmSouth's websites. In the presentation, there are two slides covering our forward-looking statements. So as a result, we will begin the presentation on page 4.

Now let me turn it over to Jack.


--------------------------------------------------------------------------------
 JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


Thanks, List, and let me add my welcome to everyone for joining us this morning to hear about what Dowd and I believe is a very financially and strategically compelling transaction.

I know many of you are wondering, how did we get to this point? There's been discussion about Birmingham banks getting together literally since I was in college at undergraduate school at the University of Alabama almost 30 years ago.

I have had the privilege of knowing Dowd for years through the industry. When I moved to Birmingham a couple of years ago, we got to know each other much better. We had the opportunity to talk about our companies, to talk about the industry, to share what we were trying to accomplish at Regions and what Dowd was trying to accomplish at AmSouth. And we realized we had a shared vision about becoming a leading regional financial services provider that delivered really strong, consist shareholder returns.

So as we talked about that, it became evident to the two of us that if we could figure out how to combine these companies, we could do that a lot better and a lot quicker and realize on our shared vision.

We went through that process. We spent a lot of time together. We talked about the importance of how we structured the transaction, getting the best of our management teams, supporting our communities, bringing our Boards together, and through that process, we were able to structure a transaction that we believe is quite extraordinary in nature.

The transaction is financially sound because it is a market-to-market exchange. It is in-market, and obviously with that, it provides substantial efficiency and cost-saving opportunities for the consolidated Company. There is significant potential for earnings per share accretion for all of our shareholders. And as we go forward, we will generate about $1 billion a year of excess capital that we will have the opportunity to reinvest and to deploy for shareholders' benefits.

We also believe this transaction is strategically compelling. It creates a top 10 U.S. bank holding company, giving us the scale and distribution platform we need to provide excellent customer service, and it significantly strengthens our presence in our core markets.

If you look at our legacy six-state historic markets, we become number one in three of those, number two in one, number three in one, and very importantly, we become number four in the state of Florida, with about $18 billion in deposits.

This combination enhances our revenue composition, our growth prospects because of our markets, and certainly our capital efficiency. We have already identified our key management structure, and that is in place. And there's a lot of talent there. And finally, we will follow a very disciplined approach to our integration that will be mindful of our associates, our communities, but also very mindful of our customers.

Let me summarize the transaction real quickly. The Company will be called Regions Financial Corporation. The exchange ratio will be 0.7974 Regions shares for each AmSouth share. The ownership will be about 62% of the former Regions shareholders and 38% to former AmSouth shareholders.

Our combined Company, based on yesterday's stock close, will have a market cap of $26 billion. And that's well in the top 10 of all the banks in the United States. It really elevates us to another level in our objective to become a leading, if not the leading, regional financial services company.

The Board of Directors will consist of 12 legacy Regions directors and nine legacy AmSouth members. As we said, I will serve as Chairman of the Board and Dowd will be our President and Chief Executive Officer.

Our dividend will be the current Regions dividend, which will be a nice pickup for the AmSouth shareholders. We do estimate that there will be somewhere in the $2.5 billion of deposits that regulatorily, because of the density of some of our markets, that we will be required to divest as part of the transaction.

We expect to close the transaction before year end, sometime in the fourth quarter. And the only approvals that are required are from our shareholders and the normal regulatory approvals. We have completed our due diligence, so there are no contingencies in that regard for the transaction.

As I said earlier, Dowd and I think we have the strongest management team that we are putting together in the industry, with a good mix from both companies. In addition to Dowd and myself, we have named the executive management team, which is shown on the chart on page 6. And as you will see, it represents good balance, great experience, great talent.

And our approach in making those decisions, and our approach going forward, is that we will take the best of both organizations. We will create greater depth for the new Company and we will have very, very strong bench strength.

This is a strategic combination of like-minded partners with a shared future vision of creating shareholder value. That was something, as I said earlier, that Dowd and I both realized -- and we also, I forgot to mention, we also realized neither of us were getting any younger, and if we needed to get this done, we needed to get on with it. And we saw that as a great opportunity that we can realize on this during our active careers.

We will have enhanced growth opportunities, certainly increased scale, and we will focus diligently on superior execution. Our two companies actually have a very similar business model. AmSouth has been running a matrix organization around both lines of business and geographies for some time.

They're actually ahead of where Regions is. But where we are headed, we know that we can learn as a consolidated company from the experience and the success that AmSouth has had. And we have been implementing that type of management and organizational structure for the last year or so through our internal project called RegionsNEXT. So this will definitely accelerate that and our ability to deliver on that. We both utilize a community banking model and we have similar customer bases.

All of these obviously work together to provide for a low-risk transaction. We are going to grow on the successful track records of both companies. We are going to draw on the experienced leadership from both companies and making sure that as we go through the integration and the transition that we keep the customer first, and we come through a better organization, a much stronger organization at the end.

In summary, both franchises and companies are very well-prepared, and we're ready for this merger.

I told Dowd that in my career, I have been fortunate enough to work for and with some very talented CEOs. And I have been fortunate enough to actually be one myself for several years. I really look forward to working with Dowd, supporting him and making him and our Company the most successful in the industry.

So now let me turn it over to Dowd and let him cover many of the opportunities that this provides for our shareholders.


--------------------------------------------------------------------------------
 DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO

Thank you, Jack, appreciate it. If you look at slide 8, let me begin by saying that the new Regions will be one of the leaders in regional banking headquartered in the Southeast. You can see that we will rank in the top 10 in market share in half of the 16 states we do business in, of which are among some of the fastest-growing markets in the country. We serve our customers -- some 5 million-plus households through 2000 branches and 2800 ATMs.

On slide 9, it is merely in there to show you the scale that on a national level puts us among the leaders regionally in terms of market cap, tangible equity, deposits and number of branch outlets.

Slide 10 really shows how this combination of the two companies further strengthens the presence we have in some key markets. We are number one in 10 out of those 25 markets in terms of deposit market share. We'd be number three in 15 of the 25. And we are in the top five in 21 of those 25 markets.

In addition, on slide 11, you can see that all the points that have been made previously, a tremendous amount of strategic value is created in this combination, particularly the following areas -- the balance sheet benefits, the broad customer penetration, enhanced fee revenues, greatly improved capital efficiency and the ability to accelerate the deposit growth.

More specifically, you can see on slide 12 our combined loan portfolios to date total $95 billion. They are well-balanced. They are diverse, both in types of lending and geographical dispersion. We are also very well-positioned for future growth, especially when you consider that between us, there are really minimal overlapping credits.

Slide 13 points out that one of the things that as Jack and I talk we're most excited about is the increasing opportunity we have with Morgan Keegan by leveraging its success across the AmSouth footprint. When you look at the profiles of the two companies today in brokerage and wealth management, it is pretty easy to see that there will clearly be a powerful impact. Today, of the 300-plus Morgan Keegan locations, 97 of those are in AmSouth's current markets.

As we look back since the combination of Union Planters and Regions, Morgan Keegan offices have increased from 148 to over 300 today. Their number of financial advisors have grown from 900 to 1070. Bottom line of that and what is impressive is that the number of new accounts they open on a quarterly basis has increased from 16,000 prior to that combination to 23,000 per quarter, a 44% increase. Thus, you see the huge potential we feel is there. AmSouth also, with its strong trust and private client services, can be used to help further leverage Morgan Keegan's current strong position.

In addition, as you look at slide 14, we have enjoyed the successful de novo branch branching track at AmSouth, particularly in Florida, which the combined Company will continue to utilize. It will obviously provides significant expansion opportunities for Morgan Keegan in its present and in future de novo locations in that very attractive Florida market.

AmSouth has opened 93 de novo branches in Florida since 2002, with offices in Florida now totaling 232. Those new offices have generated some 1.6 billion in deposits and 1 billion in loans from 70,000-plus new consumer households in that three and a half to four-year period. A total of 45 additional locations are planned to be opened during the remainder of 2006, which includes three that Regions will also be opening in Florida. We will also use the de novo branching expertise in other growth markets where greater density is needed to have greater outlet share.

And finally, and importantly, another aspect of this transaction on slide 15 is merely to show you the amount of excess capital generated that will approximate $1 billion and help us maintain our strong capital ratios.

Let me turn it over now to Bryan Jordan, the CFO for the new Regions, to cover in detail the financial side of this combination. Bryan?


--------------------------------------------------------------------------------
 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


 Thank you, Dowd. If you'll turn to page 17, I will walk through the transaction assumptions. We believe we have put together very conservative and achievable assumptions in our modeling.

We are expecting $400 million in annual cost savings when fully phased in, approximately 10% of the combined Company's costs. We expect to reach the full run rate of cost savings by the second quarter of 2008, realizing $150 million in cost savings in 2007, $350 million in 2008. We expect our merger charge to approximate $700 million.

We have not included in our modeling any revenue enhancement assumptions, although we do expect them to be significant, as Jack and Dowd have highlighted. For illustrative purposes, we have used $2.5 billion of deposit divestitures. We expect our core deposit intangibles to approximate 3% of core deposits, excluding the deposit that we plan to divest, and we have used First Call consensus estimates for 2007 for both companies grown at the First Call consensus growth rate for 2008.

It is important to note that in our modeling, we have not included any incremental leverage from either company in pulling these pro formas together.

Turning to page 18, you can see that both companies get cash accretion in 2007, and in 2008, it is both cash and GAAP accretive to both companies. 2008 is pro formaed also, assuming fully phased-in cost savings. And you can see that we have both significant cash and GAAP accretion when we get to the full run rate of $400 million per year in cost savings. Also of note on that slide is the dividend accretion to the former AmSouth shareholders of a little over 7%.

Page 19 gives some detail on our cost save. We expect that this $400 million will vary somewhat over time as we go through the realization of this. We have a high degree of confidence in our ability to get these cost saves. We have over 230 branches within a one-mile radius of each other. And we feel that these cost savings are very, very achievable in the timeframe that we have laid out.

Page 20 takes the cost savings net of the restructuring charge of $700 million both on an after-tax basis and capitalizes them at a market PE multiple, creating about $2.6 billion, which equates to roughly 10% per share for each company's shareholders in value accretion. And that is a very significant improvement in the value we are creating for both sets of shareholders.

And then finally, on page 21, we are going to apply both a deliberate and disciplined approach to combining the financial models of the Company. We will follow a disciplined approach around capital. We plan, as Dowd suggested, that we are going to generate a tremendous amount of capital. We are going to deploy it wisely.

We are going to look at the businesses that we are in. We are going to look at the businesses that are lower return, look for opportunities to improve them and then consider exiting if necessary. We are focused, as both Dowd and Jack have suggested, on higher-growth, higher-density markets where we can deploy capital at higher returns and at higher growth rates.

Including in the appendix is substantially more detail on both companies' balance sheets and pro formas, and I will refer you to that. With that, I will turn it back to Dowd for a couple of closing comments.


--------------------------------------------------------------------------------
 DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


 Thank you, Bryan. And obviously, we are going to open it up in just a few minutes for questions. But let me just, before I summarize, reiterate something Jack said. He and I both, as we have talked over the past several months -- this is an extraordinary opportunity.

As someone who has grown up here in Birmingham and banking -- my whole career here in Birmingham, I think about Regions, and as the name has changed over the years -- First Alabama, it used to be -- I think of Jack Hurley, I think of Stan Mackin, Carl Jones more recently, and now Jack Moore, and the caliber of people and the way that they have -- over those years, I've seen such tremendous customer loyalty that tells you their people take very good care of their customers. And that is what excites me, as Jack and I talked, about the shared vision we have for the importance of customers as we go through this transition.

Let me just summarize what we have just presented. We obviously believe this is a very powerful combination. It is compelling from a strategic viewpoint, and it is financially very sound. Also, as significant shareholders ourselves, we are all very excited about the potential for increased shareholder value in the near term and certainly the long term with this combination.

Jack and Bryan and I appreciate you listening. And why don't we now, operator, open it up for questions?



QUESTION AND ANSWER



--------------------------------------------------------------------------------
OPERATOR

(OPERATOR INSTRUCTIONS). Gary Townsend, Friedman, Billings, Ramsey.


--------------------------------------------------------------------------------
GARY TOWNSEND  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST


Congratulations on your deal. Was there any attempt to look at other potential acquirers four AmSouth? Or was this simply negotiated between the two of you?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


This was absolutely Jack and I talking. You know, if you think about it, Jack referenced it -- since he was in college, people have been talking about two Birmingham banks ought to be together. They have also -- people have said that all the banks in Birmingham would be gone 20 years ago.


--------------------------------------------------------------------------------
GARY TOWNSEND  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST


They sure did.


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


Frankly, one of the things Jack said to me several months ago has stuck with me and made a lot of sense -- probably the reason that over time two of us in the market have not gotten together, because it is an unbelievable opportunity to take costs out in this, which goes straight to the bottom line, as Bryan showed.

But the thing is, there is such a competitive environment with the four banks that had been traditionally been headquartered here. And as Jack said, at least he could come into it new in his new role and not have that tradition of day-in and day-out, year-in and year-out competition. And I think that helped us sit down and deliberately go through how powerful this could be.


--------------------------------------------------------------------------------
GARY TOWNSEND  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST


That is interesting. I'd like to ask one more question, if I could, and that is just out of the 2.5 billion in expected deposit divestiture, just looking at the rankings, will most of that, of course, be Alabama and Tennessee? Or how much might be in Florida?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


There is none pro forma in that in Florida. The bulk of it is in Alabama, a little bit in Tennessee, a little bit in Louisiana.


--------------------------------------------------------------------------------
GARY TOWNSEND  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST


Thanks again and congratulations.


--------------------------------------------------------------------------------
OPERATOR


Kevin St. Pierre, Sanford Bernstein.


--------------------------------------------------------------------------------
KEVIN ST. PIERRE  - SANFORD BERNSTEIN - ANALYST


If I could just touch a little bit more on the branches that you mentioned -- 230 within a mile radius -- could you tell us how many branch closings have gone into your cost savings estimates?

--------------------------------------------------------------------------------
 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


We obviously have not got final numbers at this point. We've used for sake of pro forma a number around 150 branches out of the 230. But that will be -- that is purely a rough estimate at this point until we go through and evaluate the markets, the branches, the facilities. So that will vary.


--------------------------------------------------------------------------------
 KEVIN ST. PIERRE  - SANFORD BERNSTEIN - ANALYST


And on the 2.5 billion in divestitures, could you tell us -- is this strictly based on pro forma market shares within the markets? Or are you anticipating any attrition thereafter, or maybe a little more on how you calculated 2.5 billion?


--------------------------------------------------------------------------------
 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


Obviously, our estimates range. We picked a number that we think is illustrative in there. We are going to work real hard on our deposit base and retain absolutely every dime of it we can. So we did not assume any runoff in that estimate. So we expect that to be somewhere in the range.


--------------------------------------------------------------------------------
 DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


That is purely the Herfindahl as we go through the markets.


--------------------------------------------------------------------------------
OPERATOR


John Pandtle, Raymond James.


--------------------------------------------------------------------------------
JOHN PANDTLE  - RAYMOND JAMES - ANALYST


I had a couple of questions. The first is if you could touch on the progress in the Union Planters transaction, post-integration -- where you are in the process, some of the metrics that you are tracking, and then how this transaction may or may not complicate that integration and the challenge of bringing three regional banks together -- if you could touch on the first one, please.


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


This is Jack. I will take a shot on the first one. In terms of the integration, and of course you break that down between two pieces, there's a business integration and there is a functional/operational/DP/technical integration. On the latter, we have long since concluded all of the operational technological integration of Regions and Union Planters. So that is done -- common systems, common information, common products, all those things.

On the business integration, what we have been doing since then is what I mentioned earlier. And actually, the combination here with AmSouth is going to accelerate our business model that we have been rolling out under our RegionsNEXT initiative and Sam Upchurch, who is sitting here by me, has been overseeing that, and working with Rick Horsley and our bankers.

And we think that that will continue as is. That is an independent project that is going on from -- we were going to do that anyway. We need to do that anyway. And we're going to learn some things from AmSouth as we continue to implement that, and then as we, through the transition and integration, go to one single common matrix model system.

So that was another thing Dowd and I talked about. And I looked at -- we were very impressed with the branching ability, the analytics around AmSouth's branching determination, the discipline around that, the quickness in which the branches come up out of the ground, they get opened, they get their deposit base going and get up to profitability and get the matrix model in there.

So we are well along the way. I only see that the AmSouth merger with Regions will accelerate the combined Company's operating model.

--------------------------------------------------------------------------------
JOHN PANDTLE  - RAYMOND JAMES - ANALYST


Then as a quick follow-up question for Dowd, I guess a lot of market participants would have thought that if AmSouth were to pursue strategic alternatives, the strength of the Florida franchise would command a premium acquisition. Just wanted to try to get your rationale behind pursuing a no-premium deal such as this.


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


John, I think it is pretty simple as we look at it. One, I can't imagine any interest in selling parts of the franchise. And the in-market combination at no premium of these two companies and the synergies that we are able to achieve -- that can't be replicated by someone else coming in to either companies or any company from out of market and trying to get that.

That's all Bryan highlighted on the financial slides, rightly so. But we think there are tremendous revenue enhancements to be obtained and other things in the operating model, as Jack just discussed, between these companies that, frankly, anyone from the outside -- it would not be achievable.


--------------------------------------------------------------------------------
JOHN PANDTLE  - RAYMOND JAMES - ANALYST


I wasn't suggesting you would sell off Florida -- I would suggest that maybe there was a buyer to pay a premium to get access to the Florida piece of the franchise. But it sounded like you are saying that you did not test the market?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


No siree. This was absolutely -- this opportunity was what we focused on. And we think it is superior to any alternative that either company could come to, due to being that in-market part and those synergies.


--------------------------------------------------------------------------------
OPERATOR


(OPERATOR INSTRUCTIONS). Kevin Fitzsimmons, Sandler O'Neill.


--------------------------------------------------------------------------------
KEVIN FITZSIMMONS  - SANDLER O'NEILL - ANALYST


Dowd, can I asked you two things? Number one, if there are any lessons learned that you can draw from the experience that you witnessed from the outside of Wachovia integrating with SouthTrust? I know you were pretty vocal about, when that really was gearing up, that that was going to provide opportunities for AmSouth and other companies to take customers. And it seemed like that, from our perspective, that that went better than what might have been the outlook initially.

Then secondly, kind of to dovetail what you just said about looking at this transaction and not really testing the waters, if another institution did step in and offer a higher price for AmSouth's stock, would you entertain it?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


Thank you. Part one, Kevin, I think everyone thought when that transaction occurred, there were a lot of people, and I think the managements on the other side wish they had made personnel decisions very quickly. That is something Jack and I talked about. And while you have seen the top of the chart today, our top priority is to get on below that very quickly so that there will be an uncertainty removed and people will have confidence in what their future will be.

I also, just so you don't misquote me here, I also have very publicly said and have told Ken, I think personally, from sitting here in the market, they did an outstanding job on their conversions and customer retention. There were obviously some pieces early on, but overall, they did it very, very well.

The second part is Jack and I have a transaction that he and I and our Boards have agreed to. He didn't look to do anything else. I didn't look to do anything else. And I don't think there's anything in the world either one of us would consider because we are committed to making this a very successful combination.


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


I will echo that. And I'll also say on the SouthTrust -- it is interesting, as Dowd and I were talking, we both tried to hire a lot of the same folks from SouthTrust and some of their senior talent. And Regions got some and AmSouth got some, and now we are going to reunite them. So we kind of look at it as we are going to have a lot of the best talent of the three organizations that come together.


--------------------------------------------------------------------------------
OPERATOR


Jackie Reeves, Ryan Beck.


--------------------------------------------------------------------------------
JACKIE REEVES  - RYAN BECK - ANALYST


Two questions for you. One, I wanted to know if there were any initial thoughts on the mortgage business and how you are going to be looking at that going forward?

And then secondly, there was a comment made, I think it was Bryan, about other growth markets to expand into. And I was wondering if you could give a bit more color on that with respect to is it more M&A path, or are you looking to move back again to the de novo strategy?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


I will start with the second half first, and then we will sort of go back to the mortgage. The growth markets that we would think of first and foremost would be places like Texas, North Georgia, around Atlanta, Florida, obviously. Our first thought is that we would use the de novo strategy that AmSouth has proven. That will help us in our ability to grow in those markets, particularly Texas and Georgia, which are predominantly Regions markets.

M&A is always an opportunity and something that will be considered. But that's not what we are focused on right now. We are focused on integration. We will focus on continuing de novo branching in these higher-growth markets to build out our density and create greater synergies in those markets.

With respect to the mortgage company, that is a business that we are very pleased with. We are doing a much better job through RegionsNEXT trying to integrate the mortgage product set into the banking franchise. It is something that we feel like we can lever across the combined organization.

We think it is a great opportunity to acquire customers, to take those customers and build out relationship around them. So we think it is a core piece of our business. And we think across the broader franchise we will do an even better job with mortgage banking.


--------------------------------------------------------------------------------
OPERATOR


Kevin Reynolds, Stanford Group.


--------------------------------------------------------------------------------
KEVIN REYNOLDS  - STANFORD GROUP - ANALYST


I've got a question -- and there may not be much discussion here. But going back historically on the Regions side with you, Jack, and the legacy UP merger, the UP customers that you picked up or that you brought into the Regions family, you did a very good job of holding on to those customers, despite all the changes that happened.

Is there a challenge now, even though Regions isn't changing its name and therefore the Union Planters customers aren't, but is there a challenge in sort of educating them that this is not much of a big deal for them in these markets, because it is another merger, another potential source of angst for those customers?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


One of the successes, Kevin, to our retention of the customers was a tremendous amount of communication. We've got the playbook. That game plan ran very successfully around how we communicate with the customers, when we communicate with the customers, what we tell the customers, and it was very successful.

And we experienced the same thing of communicating to the Regions customers to give them comfort that when we did the integration with Union Planters, we weren't going to step on those toes. We weren't going to impact them. And it was very successful. And we had another line of communication to the UP customers, saying what they would need to expect, and we had to change their accounts and things like that and product sets and all.

So we think communication is the key. We are going to do that again. And we expect equal success, and Dowd and I have talked about that, and as he said, we understand the importance of the customers. We've got a great customer base in great markets. And we want to keep every one of them -- so both AmSouth, both Regions, former UP, former whoever and new customers. So we are going to run a great game plan in making sure we communicate with all of them.


--------------------------------------------------------------------------------
KEVIN REYNOLDS  - STANFORD GROUP - ANALYST


And how quickly do you anticipate talking or educating those customers now that this deal has been announced? Is that the game plan immediately?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


Well, immediate is hard to define. But certainly, in the very near future, because there will be a series of communications that will go out. You will obviously have to communicate with the AmSouth customers about the transaction and the name change over time. And these are all things that we have all been through in this industry over the last 15 or 20 years through the consolidation and acquisition phase. So we would expect fairly soon to get out the communication plan.


--------------------------------------------------------------------------------
KEVIN REYNOLDS  - STANFORD GROUP - ANALYST


And then one other question, unrelated to that -- given the relative size now of Morgan Keegan to the whole, to the pro forma institution, what is either the opportunity or the challenge in increasing its scale relative to that size? Do you need to acquire something, or is it just a matter of bringing more of the AmSouth employees into the Morgan Keegan family and those kinds of things?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


I would certainly say the latter. It is certainly bringing together what we call the financial services, wealth management business of the combined Company under the Morgan Keegan flag. That has been very successful.

You know the success that Morgan Keegan has shown. They did over 800 million in revenue last year. I have challenged them for $1 billion. Now I'm going to have to challenge them to even go much higher, because this makes them get there pretty quickly. So they are not going to get credit for this.

But we think watching the leverage of that product set with the particular expertise that AmSouth has in their private client services -- and we have to be careful how we use that name, because that's got another meaning in the Morgan Keegan world -- but in private banking, their high-net-worth customer base -- and I think the markets, as Dowd went over, that Morgan Keegan is in, that AmSouth is in and leveraging the revenue side.

Morgan Keegan is very competitive both internally and externally, and they want to provide their share of our future earnings stream. And they have been successful at doing that. I bet on them doing that in the future. If there is an acquisition opportunity in that space, we will certainly look at it. It just gives us more bulk, more capital, more market cap. It just put us in a different position to approach it from that way. But like Bryan said, M&A activity is not the highest on our radar screen right now. We've got our plate a little full here for a while, and then we will see what happens.


--------------------------------------------------------------------------------
OPERATOR


Jefferson Harralson, KBW.


--------------------------------------------------------------------------------
JEFFERSON HARRALSON  - KEEFE, BRUYETTE & WOODS - ANALYST


I wanted to ask you guys about the amount of infrastructure needed to make this acquisition work to overlay various product lines. And with regard to that, how much of that 400 million in expense savings do you expect to reach the bottom line? Or is there a significant offset in the form of infrastructure investment?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


Jefferson, this is Bryan. We don't think there's a tremendous amount of additional infrastructure investment required, if any at all. Our systems and platforms are very, very compatible. Our technology in the branches is all of the same generation. We're both on a branch refresh program where we update technology in the branch platforms on a recurring basis.

Our operations facilities and our technological systems are very, very compatible -- hardware -- is something that we can use. So we don't expect a significant investment at all in that. So we expect the full $400 million of pre-tax cost savings to hit the bottom line.


--------------------------------------------------------------------------------
OPERATOR


Gerry Cronin, Sandler O'Neill.


--------------------------------------------------------------------------------
GERRY CRONIN  - SANDLER O'NEILL - ANALYST


Bryan, what type of buyback are you assuming in '07 and '08 in order to get to your accretion numbers?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


What we have assumed, Gerry, in broad terms is no -- we have assumed that we close with a pro forma capital level of about 611, which was on one of the slides that Dowd highlighted. The 611 is essentially both companies at closing being around a 650 tangible common equity and substantial asset ratio.

Then you layer in merger-related charges. You deal with branch divestitures. So we assume then that excess capital is then generated and you maintain a 611 capital ratio on a go-forward basis. So basically, another way of saying that is you are assuming the same fundamental buyback that you would have in the stand-alone companies, plus the benefit of the synergies that hit the bottom line in 2007, 2008.


--------------------------------------------------------------------------------
OPERATOR


 Ken Usdin, Banc of America Securities.


--------------------------------------------------------------------------------
 KEN USDIN  - BANC OF AMERICA SECURITIES - ANALYST

I had a couple of questions. First, for Dowd -- understanding the nature of this transaction, there's a big in-market cost saving potential and logical progression as far as leadership going for the longer-term future. Dowd, is there any reason for doing this deal at this time from a fundamental perspective, meaning were you guys starting to see anything from a fundamental perspective that led you to try to get this deal done sooner than expected, perhaps?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


No, I don't believe so at all, Ken. I think for years, I have said and probably everyone in Birmingham in our industry has said how wonderful it would be if two of the organizations could get together and combine. And the fact that Jack and I were able to start talking about it and make good solid progress over a good amount of time in agreeing on all the things that have already been agreed to, it is an opportunity that I don't think would come along again.

And so I would tell you irregardless of how we both were feeling about what was going on in our company, I'm sure Jack could -- if he had another six months to digest the combination they've just been through, it would be great. But when like minds get together with this kind of opportunity, we thought the foolish thing to do would be not to take advantage of it.


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


I will echo exactly what Dowd said.


--------------------------------------------------------------------------------
KEN USDIN  - BANC OF AMERICA SECURITIES - ANALYST


And then a couple of questions on the financials. Bryan, can you give us an idea of around how you look at the IRR of this deal?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


This deal creates very substantial IRRs to both sets of shareholders. And they are mid to high teens.


--------------------------------------------------------------------------------
KEN USDIN  - BANC OF AMERICA SECURITIES - ANALYST


And I know that you did not include any impact of purchase accounting adjustments. But do you have any -- I know that will obviously depend on where rates are at closing time, but directionally, do you have an understanding, like if we kind of settled out at approximately where we are now, what that impact would be -- negative, positive, magnitude?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


If you asked me to guess, my expectation is we have layered in the core deposit intangible amortization, which is dilutive. I expect the other purchase accounting adjustments net-net would probably be accretive, particularly around the bond portfolio, security portfolio, because yields have backed up. Now that assumes that rates go up and continue -- or stay up. So net-net, I guess, it is just slight positive.


--------------------------------------------------------------------------------
KEN USDIN  - BANC OF AMERICA SECURITIES - ANALYST


And then kind of for everybody, at a run rate once you see the synergies built in, what do you think is now kind of the longer-term growth potential of this Company, kind of at a run rate? AmSouth, I guess, had been kind of in the mid-single hoping to get to mid to upper single digits -- in Regions, I would say, probably not that dissimilar. As you put these companies together and consider all in on the synergies side, what can this Company grow at over the longer term?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO

This is Bryan. I will start and let Jack and Dowd chime in. My expectation is that we would grow in the near term at double-digit rates as we realize these cost savings longer term. I think we are very well-positioned with our marketplace, with the capital that we are generating, that we can produce very high-single-digit percentage increases and possibly even low-double-digit percentage increases into the future. So we are very optimistic about the combined growth rate being enhanced by this transaction.


--------------------------------------------------------------------------------
KEN USDIN  - BANC OF AMERICA SECURITIES - ANALYST


And the last thing is just on credit quality. Both sides have been experiencing fantastic metrics here for the last several quarters. Just your thoughts on the combined portfolio and the relative amounts of risk -- are you comfortable where the portfolio sits? And are you guys seeing any signs of deterioration yet?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


During due diligence, both of us were extremely pleased with each other's portfolios and --


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


Very similar.


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


Yes, very similar -- risk, the quality, what we see coming down the road -- it's all very positive. All the metrics and the positive adjectives you used, we see that right now.


--------------------------------------------------------------------------------
OPERATOR


Brent Christ, Fox-Pitt.


--------------------------------------------------------------------------------
BRENT CHRIST  - FOX-PITT, KELTON - ANALYST


A couple of quick questions. I guess, first, is there a breakup fee associated with the deal that you could share with us?


--------------------------------------------------------------------------------
BRYAN JORDAN  - REGIONS FINANCIAL CORP. - CFO


Yes, it is described in the document. We have [cross-locks] in our options that are noted there.


--------------------------------------------------------------------------------
BRENT CHRIST  - FOX-PITT, KELTON - ANALYST


And then secondly, in terms of the new Board with 21 people, that seems like quite a bit. How would you anticipate that looking a couple of years down the road?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


Both sides have got some retirements that are coming up in the next couple of years. I think Dowd and I like-mindedly think is ought to being somewhere around 15 members. In this day and age of corporate governance with the committee requirements, and you have to have an audit independent and have to have obviously corporate governance at top, all have to have independent directors -- so as not to work a small number of directors to death, you need probably 12 to 15-odd directors. And I would think over the next two or three years, with retirements, we will attrite down to that number.

--------------------------------------------------------------------------------
BRENT CHRIST  - FOX-PITT, KELTON - ANALYST


And then next, in your opening comments, you mentioned the opportunity to accelerate deposit growth of the combined companies. What do you see really driving that?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


I think what we see there is just the combination of the two and the increased market share and the presence that we will have. I mean, everything from the value of the power of marketing and advertising dollars to just the feet-on-the-street concept to the density of outlet share, we should absolutely in these high-growth markets that are referenced on one of the slides -- that increased market share, we should see an increase in our growth rates.


--------------------------------------------------------------------------------
BRENT CHRIST  - FOX-PITT, KELTON - ANALYST


And then lastly, what type of headcount reductions are you guys assuming in your 200 million reduction in personnel costs?


--------------------------------------------------------------------------------
DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


We basically have assumed 10% as a round number of the employee count. So you could come up with a number between 3700 and 4000 employees, keeping in mind that with that number, first of all, you are going to have the divestiture process, which will -- a lot of those employees will automatically go to a new employer.

Both of us have opened vacancies that we will, throughout the period between the legal merger, we will work to try and keep that number as high as we can and maintain good customer service. And then those that ultimately are affected by an absolute layoff, we are going to be as compassionate and humane in trying to help them find new employment and work with them in a compensation way. So we think it is a very easily achievable number and to be expected.


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


And keep in mind, the unemployment rate in Alabama today is about 4.3%. So the job market across all sectors, across all skill sets is very competitive. We are on the other side right now -- we have a hard time hiring people. And there's a lot of attrition, a lot of people moving between industries and job sectors. So it is a very good job market to have a transaction like this occur.


--------------------------------------------------------------------------------
OPERATOR


Brett Huff, Stephens Inc.


--------------------------------------------------------------------------------
BRETT HUFF  - STEPHENS INC. - ANALYST


I had a quick question on technology follow-up. Did you guys ever disclose who your core processors were and what are your plans on moving to one or the other, or are you going to run independently on both?


-------------------------------------------------------------------------------
 DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


We will get on a common system. We're obviously -- I think our core processors is obviously different. But we will make that decision. Rick Horsley and the integration and transition team will look at that much like with others from both organizations. And we will get what is the right decision, and what's the best system, and what drives the most economics and the best technology to the customers.


--------------------------------------------------------------------------------
BRETT HUFF  - STEPHENS INC. - ANALYST

And just one other operational question. What about -- same sort of question on your check vendor -- do you use different ones now, and will you try and consolidate that?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


We will definitely consolidate them, yes.


--------------------------------------------------------------------------------
BRETT HUFF  - STEPHENS INC. - ANALYST


Have you disclosed who you all use?


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


No, we have not.


--------------------------------------------------------------------------------
OPERATOR


Ladies and gentlemen, this does conclude today's question-and-answer session. I would now like to turn it back over to management for any closing remarks.


--------------------------------------------------------------------------------
 DOWD RITTER  - AMSOUTH - CHAIRMAN, PRESIDENT AND CEO


I would just guess that Jack and Bryan and I, and Jack, you may want to say something -- we appreciate your joining us and your interest in the transaction. We look forward to delivering on this transaction.


--------------------------------------------------------------------------------
JACK MOORE  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT AND CEO


I will just echo that. Thanks for your interest and a lot of great opportunity and a lot of work ahead for all of us. Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


Ladies and gentlemen, thank you for your participation in today's event. This does conclude the presentation, and you may now disconnect. Have a great day.

The following is an email sent to employees of Regions Financial Corporation:

SUBJECT LINE: Regions and AmSouth Announce Plans to Merge

A Message from Jack Moore to Regions Associates

On behalf of Regions' Management Team and Board of Directors, I am excited and proud of our recent announcement about our plans to merge with AmSouth. We are going to be better together...to build a stronger future for shareholders, customers, associates and our communities!

You have probably seen or read media accounts of our announcement, but I wanted you to hear from me what this means for Regions once the transaction is completed. The new combined company will be one of the Top 10 bank holding companies in the United States, with a combined asset size of almost $140 billion and approximately 5 million customer households, which will continue to be served by a 16-state network of 2,000 branches and 2,800 ATMs. The new company will enjoy a strengthened local presence in its core markets.

We believe this combination is extremely beneficial to our customers, associates and shareholders, which many of you are all three! Just like our recent merger, we believe it creates broader, deeper choices for customers, and expanded opportunities for associates, while positioning us to create significant benefits to shareholders of both companies.

The Regions Management Team and Board of Directors believe that AmSouth and Chief Executive Officer Dowd Ritter are the perfect partners at the perfect time. AmSouth is an outstanding organization that has the same passion for excellence in quality customer service as we do and shares our dedication to improving the quality of life in the communities we all serve. In fact, AmSouth has been our "neighbor" for many years, and now we'll be family!

Many of you are probably already wondering what will change. As with all merger transactions, many details will be determined once the legal part of the merger is finalized. We expect the merger will be complete 18 months after the deal is closed in late 2006, and the name will remain Regions. I will remain as chairman of the Board while Dowd Ritter will become president and chief executive officer. And, most importantly, our customers can expect the same excellent level of service that you provide them with now.

We expect that the growth of the combined company will lead to expanded career opportunities for associates. However, as in any transaction of this kind, there is the unfortunate possibility that some associates from both companies may lose their jobs. We expect that the number of people directly affected will be reduced because the normal pace of attrition will address many of the position reductions.

In closing, I want to tell you how extremely proud I am of each and every one of you. Our best in class completion of our last merger is proof that we are ready and can do it again. It is a testament to the way you work and continue to put the customer and community first.

Dowd Ritter and I both look forward to what our two organizations can accomplish together. We are confident that we will be better together and have a stronger future as one company.

FORWARD-LOOKING STATEMENTS

These documents contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the "Merger") including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to re-ported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions Financial and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stock-holder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions Financial and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in these documents.


ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
The proposed Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's website (http://www.sec.gov).
You will also be able to obtain these documents, free of charge, by accessing Regions Financial's website (http://www.Regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's website (http://www.AmSouth.com) under the tab "About AmSouth", then under the tab "Investor Relations" and then under the heading "SEC Filings".